CONSENT TO SHAREHOLDER ACTION OF

UPLIFT NUTRITION, a Nevada corporation,

WITHOUT A MEETING

Pursuant to Nevada Revised Statutes (NRS) § 78.320 entitled “Stockholders’ meetings; . . . consent for actions taken without meeting,” the undersigned majority shareholder of UPLIFT NUTRITION, INC., a publicly held Nevada corporation (hereinafter “Company”), hereby consents, in writing, to cast all of its 65,680,000 common capital shares held in the Company, namely, an amount representing 68.8% of the total number of issued and outstanding shares of the Company, in favor of a certain Consent Resolution dated September 22, 2011 and unanimously executed by the directors of the Company.  The purpose of such Consent Resolution is to (1) increase the overall authorized number of shares to allow for the issuance of 10 million preferred shares; (2) to allow the directors to set the rights, preferences and other designations for the preferred shares without a shareholders’ meeting and to adopt an employee stock option plan or incentive program, if need be in the future, without shareholder approval; and (3) to authorize and effectuate a 1 for 20 reverse split of the Company’s shares.  A copy of the Consent Resolution so approved hereby is attached hereto and incorporated by reference.

This written consent shall also constitute minutes of the proceedings of the stockholders of the Company as contemplated in NRS § 78.320.3.  As further contemplated in NRS § 78.320.3 and because this consent to shareholder action is in writing, notice of a stockholders’ meeting was not given and no formal meeting was called or held.

DATED and made effective this 22 day of September, 2011.

UPLIFT HOLDINGS, LLC,

a Nevada limited liability company and majority shareholder of the Company

/s/Edward H. Hall, Sr.

By:  Edward H. Hall, Sr.

Its:   Sole Manager and Principal Member